EXHIBIT 99.1

BrainsWay Acquires Minority-Stake in Axis Integrated Mental Health

The Investment is part of BrainsWay’s ongoing strategy to acquire minority positions in leading U.S. mental health providers to help them raise awareness for and expand access to transformative care

BURLINGTON, Mass. and JERUSALEM, Aug. 20, 2025 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced that it has entered into a strategic equity financing agreement with Axis Management Company, Inc. (“Axis Integrated Mental Health” or “Axis”), a management services organization servicing several mental health clinics in Colorado. Under the terms of the agreement, BrainsWay will invest $2.3 million initially, and an additional potential $1 million milestone-based investment, for a minority position in Axis in the form of a preferred, annually compounding security. The agreement also provides for a redemption mechanism relating to the shares.

“Our minority-stake investment in Axis follows our previous investment in Stella, and is part of BrainsWay’s broader initiative to accelerate access to and awareness of innovative mental health treatments, including Deep TMS Therapy, while continuing to maintain our core focus on advancing our scientific and technological capabilities to ensure best-in-class support for all our customers. Within this strategy, our investments provide capital injections into high performing healthcare providers, which then allows these businesses to invest in growth drivers and launch new locations,” said Hadar Levy, Chief Executive Officer of BrainsWay. “We see tremendous opportunities for these healthcare providers to offer expanded services and grow their businesses once they secure the necessary capital.”

“Axis offers a robust clinical services platform and is committed to achieving rapid growth and excellent patient outcomes. We are thrilled to support and collaborate with them as their business continues to scale from a well-respected regional platform to one with a larger footprint, enhancing their delivery of life-changing care to additional patients,” concluded Mr. Levy.

“Our partnership with BrainsWay was born out of a mutual desire to deliver the best cutting-edge mental health treatments to the communities we serve,” stated Chris Perez, Chief Executive Officer of Axis. “Given the peerless reputation of BrainsWay and its proprietary Deep TMS technology, we realize the value this strategic partnership will provide as we further advance in our mission of putting patients first through our best-in-class support.”

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

About Axis

Axis Integrated Mental Health services its leading mental health practices, which are dedicated to transforming lives through a truly comprehensive, integrative model of care. With a team of board-certified specialists combining modern psychiatry and psychotherapy with advanced treatments including Deep TMS™ and Spravato®, Axis utilizes an evidence-based, holistic therapeutic approach to treat patients, all through a single, coordinated care experience under one roof.

For more information, please visit axismh.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of our investments in management services organizations and/or other clinic-related entities to produce profitable returns; inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com